# XRHealth Inc



# ANNUAL REPORT

1330 Beacon St STE 209

Brookline, MA 02446

(857) 990-6111

https://www.xr.health/

This Annual Report is dated April 29, 2022.

**BUSINESS**

VR-empowered Telehealth Services - Direct to Patient model:

Patients sign up for XRHealth Telehealth Services, coming through 3 main channels: Digital Marketing, Self-Insured Employers, Referring Physicians. Our clinics currently provide Physical Therapy, Occupational Therapy, Behavioral Health and Speech Therapy services.

The patient completes an initial evaluation over a video call with one of XRHealth's licensed clinicians and, if admitted for treatment, is sent a Telehealth VR/AR kit (on loan). The headset arrives preloaded with XRHealth's FDA-registered Medical Applications and a treatment plan.

Telehealth sessions are held twice a week. XRHealth clinicians use the External Control App to monitor & control the patient's VR/AR headset remotely.

The patient uses the Mobile App to track their own progress and chat with their clinician. The clinician monitors patient progress using the Data Portal and adjusts the training plan as needed.

The patient's insurance company is billed directly by XRHealth for the telehealth session and progress reports are shared with referring physicians.

XRHealth Products - Business to Business model:

Inpatient and outpatient facilities partner with XRHealth to expand their skilled therapy and rehabilitation services.

XRHealth installs a state-of-the-art VR station (hardware + software) in the partner's facility.

XRHealth trains the partner's therapists to optimize patient outcomes and maximize revenue.

XRHealth collects a monthly license fee for use of XRHealth Products.

Revenue Generation

XRHealth is a licensed medical provider and is in-network with all major payers in Massachusetts and Michigan, including Medicare and private plans. Outside of Michigan and Massachusetts, XRHealth also has contracts with Medicare in 16 additional states. In total, XRHealth has 50M covered lives with plans to reach 100M by the end of 2022 and 200M covered lives by the end of 2024.

Telehealth Services generates revenue by billing payers for services rendered.
XRHealth collects monthly license fees for use of XRHealth Products.

Company Intellectual Property

The company has applied for 21 patents to date, of which 3 have been approved. All patents reflect powerful technology in the VR/AR Healthcare arena, such as bio-feedback closed loop systems, real-time telehealth capabilities and data analysis. By harnessing AI and Machine Learning the company is developing capabilities to improve outcomes and to provide early detection in the areas of neurological disorders, pain management and mental health.

About XRHealth

XRHealth was founded in Israel, initially named VR PHYSIO LTD, on July 5, 2016. VR PHYSIO LTD was renamed VR HEALTH LTD on April 30, 2017. VR HEALTH LTD was renamed XR HEALTH IL LTD on July 2, 2019. XRHEALTH, Inc was incorporated in the state of Delaware on May 5, 2020. On August 19, 2020, XRHEALTH, Inc became the holding company of the group, and thereby the parent company of XR HEALTH IL LTD.

**Previous Offerings**

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $5,190,792.64
Number of Securities Sold: 202,528

Use of proceeds: Clinic Growth
Date: December 30, 2021
Offering exemption relied upon: Section 4(a)(2)


Type of security sold: SAFE
Final amount sold: $11,399,533.00
Use of proceeds: Virtual Clinics launched in Israel, Australia, and the US
Date: August 20, 2020
Offering exemption relied upon: Section 4(a)(2)


Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,336,912
Number of Securities Sold: 52,162
Use of proceeds: Clinic Growth
Date: June 28, 2021
Offering exemption relied upon: Section 4(a)(2)


## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2021 Compared to 2020**

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $1.5m, or 277% growth in revenue from fiscal year 2020.

Through the growth of a recently launched business segment, VR telehealth clinics, we were able to create a new market for our products by becoming the service provider.

Cost of sales

Cost of sales in 2021 was $614,664 , a significant increase of approximately $393,000, from costs of $221,914 in fiscal year 2020. The increase was largely driven by revenue growth.

Gross margins

2021 gross profit increased by over $700,000 when compared to 2020. Gross margins as a percentage of revenues increased from 44.4% in 2020 to 59.2% in 2021. This margin expansion resulted from scale efficiencies.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development expenses. Expenses in 2021 increased approximately $1,000,000 when compared to 2020, due primarily to increased G&A and S&M required to grow the business.

Historical results and cash flows:

Over the past two years, we invested heavily in building a research and development team that would help us build a virtual reality enabled telehealth products & services business. We expect those costs to continue as-is or experience modest growth subject to fundraising success.

We also invested in an operational team for each clinic; many of those costs will be fixed as we scale.

Future growth in expenses will be driven by growth in variable costs - as our clinical practices grow, we will need to hire more clinicians to treat patients.

Equity has been raised from:

(1) HTC, a Taiwanese consumer electronics company we have entered into strategic partnership with
(2) AARP
(3) AI Capital

Debt has been raised from:
(1) Discount Bank

**Liquidity and Capital Resources**

At December 31, 2021, the Company had cash of $1,538,110.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Discount Bank
Amount Owed: $750,000.00
Interest Rate: 8.5%
Maturity Date: February 25, 2024
It is an amortizing loan.

Creditor: Discount Bank
Amount Owed: $1,250,000.00
Interest Rate: 8.5%
Maturity Date: February 29, 2024
It is an amortizing loan.


Creditor: Discount Bank
Amount Owed: $3,000,000.00
Interest Rate: 8.5%
Maturity Date: June 01, 2024
It is an amortizing loan.


Creditor: Discount Bank
Amount Owed: $2,000,000
Interest Rate:
Maturity Date:
It is a revolving line of credit


## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Hillel Bachrach
Hillel Bachrach's current primary role is with 20/20 HealthCare Partners, LLC. Hillel Bachrach currently services 3 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: August 19, 2020 - Present
Responsibilities: Governance, oversight, and strategy. Hillel Bachrach was a Board Member of XRHealth IL LTD since 12/15/2017.
Position: Advisory Board Member
Dates of Service: October 01, 2017 - Present
Responsibilities: Advise on general strategic business and technical matters
Other business experience in the past three years:
Employer: 20/20 HealthCare Partners, LLC
Title: Managing Partner
Dates of Service: September 01, 2005 - Present
Responsibilities: Provides equity financing for promising growth businesses as well as for public offerings, buyouts or re-capitalizations of companies specializing in med-tech healthcare and lately advanced Bio-Tech technologies, Telehealth, AI and Big Data Analytics.

Name: Eran Orr
Eran Orr's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer & Founder

Dates of Service: May 05, 2020 - Present
Responsibilities: Managing and directing the company toward its primary goals and objectives. Eran Orr is paid $175,000 in base salary. Eran has been CEO of our prior holding company, XRHealth IL LTD, since 07/05/2016.
Position: Director
Dates of Service: July 05, 2016 - Present
Responsibilities: governance and strategic planning

Name: Gilad Meiri
Gilad Meiri's current primary role is with Cupixel. Gilad Meiri currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: August 19, 2020 - Present
Responsibilities: Oversight, governance and strategic planning. Gilad Meiri was a Board Member of XRHealth IL LTD since 08/09/2017.
Other business experience in the past three years:
Employer: Cupixel
Title: CFO, Board Member, Investor
Dates of Service: October 01, 2017 - Present
Responsibilities: Business office oversight, governance and strategic planning.

Name: Miki Levy
Miki Levy's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Co-Founder & CTO
Dates of Service: January 25, 2017 - Present
Responsibilities: Leading the research & development team. Miki Levy is paid a base salary of $160,000 and 25,000 options on common stock annually.
Position: Board Member
Dates of Service: August 19, 2020 - Present
Responsibilities: Oversight, governance and strategic planning. Miki Levy was a Board Member of XRHealth IL LTD since 01/25/17.

Name: Deepa Javeri
Deepa Javeri's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Financial Officer
Dates of Service: April 27, 2020 - Present
Responsibilities: Managing the financial actions and responsibilities of XRHealth. Deepa Javeri is paid $140,000 in base salary and 17,110 stock options annually.
Other business experience in the past three years:
Employer: Propel, LLC
Title: Founder
Dates of Service: June 07, 2018 - December 31, 2020
Responsibilities: Direct, plan and organize corporate decision-making.

Name: Gal Hayut

Gal Hayut's current primary role is with Bridges Israel. Gal Hayut currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: July 10, 2019 - Present

Responsibilities: Oversight, governance and strategic planning

Other business experience in the past three years:

Employer: Bridges Israel

Title: Managing Partner

Dates of Service: March 01, 2018 - Present

Responsibilities: Invest in Israeli businesses to generate competitive financial returns alongside measurable social Impact.

Other business experience in the past three years:

Employer: Kando Technologies

Title: Director

Dates of Service: November 01, 2018 - Present

Responsibilities: Oversight, governance and strategic planning

Other business experience in the past three years:

Employer: Viridix

Title: Director

Dates of Service: December 01, 2019 - Present

Responsibilities: Oversight, governance and strategic planning

Name: Sergey Gribov

Sergey Gribov's current primary role is with Flint Capital. Sergey Gribov currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: August 19, 2020 - Present

Responsibilities: Oversight, governance and strategic planning

Other business experience in the past three years:

Employer: Flint Capital

Title: Partner

Dates of Service: March 01, 2015 - Present

Responsibilities: Making financial investments

Other business experience in the past three years:

Employer: Socure

Title: Board Member

Dates of Service: January 01, 2016 - Present

Responsibilities: Oversight, governance and strategic planning

Other business experience in the past three years:

Employer: Cyolo

Title: Board Member

Dates of Service: March 01, 2020 - Present

Responsibilities: Oversight, governance and strategic planning

Other business experience in the past three years:

Employer: Sensi.AI

Title: Board Member

Dates of Service: October 01, 2020 - Present
Responsibilities: Oversight, governance and strategic planning
Other business experience in the past three years:
Employer: Circles - Online Group Support
Title: Board Member
Dates of Service: July 01, 2021 - Present
Responsibilities: Oversight, governance and strategic planning
Other business experience in the past three years:
Employer: Cynomi
Title: Board Member
Dates of Service: February 01, 2021 - Present
Responsibilities: Oversight, governance and strategic planning
Other business experience in the past three years:
Employer: Brand Total
Title: Board Member
Dates of Service: March 01, 2018 - Present
Responsibilities: Oversight, governance and strategic planning

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: ESOP Management & Trust Services Ltd. (for the benefit of Eran Orr)
Amount and nature of Beneficial ownership: 800,000
Percent of class: 23.7

Title of class: Common Stock
Stockholder Name: Eran Orr
Amount and nature of Beneficial ownership: 16,390
Percent of class: 0.49

## RELATED PARTY TRANSACTIONS

Name of Entity: Hillel Bachrach

Relationship to Company: Director

Nature / amount of interest in the transaction: Hillel Bachrach, a director of XRHealth, is also a member of our advisory board. For this service, he is compensated in equity.

Material Terms: Hillel has earned 5,275 shares per year for serving on the advisory board of XRHealth since October 1, 2017. His current grant will be fully vested on November 1, 2021.

# OUR SECURITIES

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,378,362 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Stock Options & Warrants

The total amount outstanding includes 50,056 of shares to be issued pursuant to outstanding warrants

The total amount outstanding includes 494,725 of shares to be issued pursant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares of common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares of common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the healthcare industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering shares of common stock in the amount of up to $1.07m in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The shares of common stock that an investor is buying have voting rights attached to them. However, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products & services on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products & services earlier than us, or superior products & services than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

XRHealth was formed on July 5, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. XRHealth has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access our business data. Any cyber-attacks on XRHealth could harm our reputation and materially negatively impact our financial condition and business.

Company Specific Risks

XRHealth is a telehealth services company. We cannot predict what new and unforeseen regulations and restrictions may arise in the telehealth space which can potentially have an adverse impact on our business.

Company Specific Risk

Products similarly substantial to ours may be developed by our competitors, threatening our ability to differentiate ourselves in the healthcare services space.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

**XRHealth Inc**

By  /s/ *Eran Orr*

      Name: <u>XRHealth Inc</u>

      Title:   Chief Executive Officer

---

Exhibit A

**FINANCIAL STATEMENTS**

---

I, **Eran Orr**, the **Chief Executive Officer** of **XRHealth Inc.**, hereby certify that the financial statements of **XRHealth Inc.** and notes thereto for the periods ending **December 31, 2021** included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

**XRHealth Inc.** has not yet filed its federal tax return for 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the **29th of April, 2022.**

DocuSigned by:

*Eran Orr*

1322D3422BDC4A0...

**CEO**

**April 29, 2022**

## XR Health Consolidated
### CONSOLIDATED BALANCE SHEET

| | 31-December 2021 | 31-December 2020 |
|---|---|---|
| | U.S. Dollars | U.S. Dollars |
| | Unaudited | Audited |
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | 1,538,110 | 2,481,903 |
| Restricted deposit | 17,039 | 65,811 |
| Accounts receivable | 301,719 | 63,666 |
| Inventory | 17,179 | 34,358 |
| Other current assets | 5,326,843 | 341,124 |
| | 7,200,890 | 2,986,862 |
| | - - - - - - - - - | - - - - - - - - - |
| **NON-CURRENT ASSETS** | | |
| Long term restricted cash | - | - |
| | - - - - - - - - - | - - - - - - - - - |
| **Intangible Assets** | 64,000 | 96,000 |
| | - - - - - - - - - | - - - - - - - - - |
| **FIXED ASSETS** | | |
| Fixed assets, gross | 2,209,521 | 2,217,968 |
| Accumulated depreciation | (921,414) | (277,041) |
| | 1,288,107 | 1,940,927 |
| | | - - - - - - - - - |
| | **8,552,997** | **5,023,789** |
| | | |
| **CURRENT LIABILITIES** | | |
| Short Term Loans | 3,497,494 | - |
| Deferred Revenue | 3,471 | 106,778 |
| Accrued Expense | 22,196 | - |
| Accounts Payable | 688,824 | 1,454,125 |
| Other liabilities | 555,390 | 550,088 |
| | 4,767,375 | 2,110,991 |
| | - - - - - - - - - | - - - - - - - - - |
| **LONG TERM LIABILITIES** | | |
| Long Term Loans | - | 750,000 |
| SAFE | - | 11,399,533 |
| Long Term loans | 3,459,249 | - |
| | 3,459,249 | 12,149,533 |
| | | |
| **SHAREHOLDER'S EQUITY** | | |
| Share capital | 4,211 | 4,200 |
| Notes recieveables on shares issued | (2,068) | (2,068) |
| Currency Translation Adjustment | 50,324 | 91,447 |
| Additional paid-in capital | 23,650,437 | 5,600,141 |
| Accumulated Earnings | (23,376,531) | (14,930,455) |
| | 326,373 | (9,236,735) |
| | - - - - - - - - - | - - - - - - - - - |
| | **8,552,997** | **5,023,789** |
| | | |
| | - | - |

# XR Health Consolidated
## CONSOLIDATED STATEMENT OF OPERATIONS

| | YTD 31-December 2021 | YTD 31-December 2020 |
|---|---|---|
| | U.S. Dollars | U.S. Dollars |
| | Unaudited | Audited |
| **Revenue** | | |
| XRHealth Products | 380,340 | 196,668 |
| Telehealth Services | 1,124,982 | 202,807 |
| | 1,505,322 | 399,475 |
| | | |
| **Cost of Revenue** | | |
| | | |
| Cost of Products | 3,124 | 19,953 |
| Cost of Services | 611,540 | 201,961 |
| | 614,664 | 221,914 |
| Gross profit | 890,658 | 177,561 |
| | | |
| **Operating expenses** | | |
| Research & Development | 2,839,732 | 2,493,066 |
| Sales & Marketing | 1,608,634 | 807,948 |
| General & Administrative | | |
| Salaries and social benefits | 2,338,802 | 2,640,999 |
| Office and technology costs | 736,496 | 751,663 |
| Professional services | 762,221 | 723,064 |
| Other | 320,103 | (5,509) |
| Depreciation | 775,449 | 250,414 |
| **Total Operating expenses** | 9,381,437 | 7,661,645 |
| | - - - - - - - - - | - - - - - - - - - |
| **LOSS FROM OPERATIONS** | 8,490,779 | 7,484,084 |
| | | |
| Other Revenue | (2,367) | (3,456) |
| Interest Expenses (Income) | 328,083 | (64,922) |
| Gain on Extinguishment of Debt | (370,419) | - |
| Tax Expenses | - | - |
| **NET LOSS** | **(8,446,076)** | **(7,415,706)** |
| | | |
| Opening Retained Earnings | (14,930,455) | (7,514,749) |
| **ACCUMULATED DEFICIT** | **(23,376,531)** | **(14,930,455)** |

# CERTIFICATION

I, Eran Orr, Principal Executive Officer of XRHealth Inc, hereby certify that the financial statements of XRHealth Inc included in this Report are true and complete in all material respects.

*Eran Orr*

Chief Executive Officer